Buenos Aires, April 4th, 2018

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Oil Assets from Exploration & Production Segment

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” or “Pampa”) in order to comply with section 2, Chapter I Title XII (T.O. 2013) of the Comision Nacional de Valores regulations, following the Relevant Event disclosed on January 16th, 2018.

To that end, we inform that,  given the fulfillment of all the conditions precedent that the sale was subject to, today took place the closing of the sale to Vista Oil & Gas S.A.B. de C.V. and/or its subsidiaries (‘Vista’) of Pampa’s direct ownership of 58.88% at Petrolera Entre Lomas S.A. (‘Pelsa’), and its direct stakes at Entre Lomas, Bajada del Palo, Agua Amarga, Medanito S.E. and Jagüel de los Machos blocks (the “Transaction”).

The sale price of the Transaction, after the agreed adjustments were applied, amounted to US$398,576,630, and was fully settled by Vista today. However, the selling price is still subject to certain adjustments in relation to the sale of the direct participations at the blocks.

Finally, we would also like to inform that, in relation with section 23, (a), paragraph 9 of the ByMA Listing Rules, due to the fact that the Transaction’s price is still subject to certain adjustments, it is currently not possible to calculate its economic reporting result and therefore, it will be disclosed in the Company’s next Financial Statements.

Sincerely,

Victoria Hitce

Head of Market Relations